


# CHARLES JOLY, *Co-Founder*



- World renowned, award-winning mixologist and Chicago native.

- 2014 United States Bartenders' Guild & World Class Bartender of the Year.

- American Bartender of the Year in 2013 at the annual Tales of the Cocktail.

- James Beard Award for Outstanding Bar Program at the Aviary in 2013.

- Chicago Tribune Wine & Spirits Professional of the Year.















# MATT LINDNER, *Co-Founder*



- Food and beverage industry veteran.

- Opened first bar "Bird's Nest" in Chicago at the age of 23.

- Owned and operated 14 other venues in three states.

- On the forefront of beverage trends, most notably Cans (canned beer), Salud (100% Agave tequila lounge) and the Drawing Room (classic and crafted cocktails).

- Worked with Charles since 1999.



evil0live

the | Drawing Room

cäns
BAR AND CANTEEN



The BackRoom

JUNIOR'S
SPORTS LOUNGE

le passage



PRIVÉT
NIGHTCLUB & LOUNGE

salud
tequila lounge




THE VISION WAS BORN IN THE BAR ROOM
NOT THE BOARD ROOM



*We will revolutionize how and where people drink cocktails.*







PALOMA
PERFECT BALANCE OF HOUSE-MADE
GRAPEFRUIT SODA
BLENDED WITH SMALL BATCH BLANCO
TEQUILA
POUR OVER ICE AND ENJOY
CRAFTHOUSE
COCKTAILS
PALOMA





SOUTHSIDE
LIVELY CITRUS & REFRESHING
MINT MARRIED WITH
CUSTOM DISTILLED GIN
POUR OVER ICE AND ENJOY
CRAFTHOUSE COCKTAILS
SOUTHSIDE
GIN, LIME, PURE CANE SUGAR, NATURAL





MOSCOW MULE
PERFECTLY SPICED HOUSE-MADE
GINGER BEER
COMBINED WITH CITRUS & CRAFT
VODKA
POUR OVER ICE AND ENJOY
CRAFTHOUSE
COCKTAILS
MOSCOW
MULE
PREMIUM VODKA, GINGER BEER, LIME, PURE CANE SUGAR
CRAFTHOUSE
COCKTAILS







GOLD RUSH
THE PERFECT BALANCE OF
HONEY & LEMON
WITH A DASH OF BITTERS & BOLD
BOURBON
POUR OVER ICE AND ENJOY
CRAFTHOUSE
COCKTAILS
GOLD RUSH
BOURBON SOUR
GOLD RUSH
ALL NATURAL
BOURBON, HONEY, LEMON JUICE, AROMATIC BITTERS
TRAVERSE CITY
WHISKEY CO.

# MORE THAN A TREND

- High Quality
- All-natural
- Convenient
- Simplicity in ingredients
- Profound yet accessible flavor profiles
- Classic and craft







# POINTS OF DIFFERENTIATION

- Story is real

- Authentic and credible

- Quality and convenience with both on and off premise applications

- Name Crafthouse

- Impossible to duplicate

- Naturally very low calorie

- Turnkey menu

- Founders' vision











# AMAZING PARTNERS

Total Wine & MORE

WHOLE FOODS MARKET

 Sheraton Grand CHICAGO

COST PLUS WORLD MARKET

ATG AMBASSADOR THEATRE GROUP

wework

FS FOOD SERVICE MATTERS

GRAND OLE OPRY NASHVILLE 1925

Levy Restaurants

Kroger

LEGENDS

TRADER JOE'S

Binny's BEVERAGE DEPOT

# CURRENT OPPORTUNITIES





















# POISED TO EXCEL IN THESE SETTINGS

-Golf courses

-Catering/event companies

-Fast casual

-Coffee houses

-Convention centers

-Airlines

-Comedy clubs

-Sports and entertainment venues

-Hotels: in room, poolside, banquets

-Beer and wine centric establishments

-International growth









# THE BUZZ





**SERIOUS EATS**

"...everything that goes into Crafthouse bottles belongs in the cocktail. "If we're not proud to talk about any ingredient, it doesn't go in the bottle, even if you can't taste it," Joly insisted. "This is my career, my livelihood..."



**D.** (SevenFifty Daily)

"...Charles Joly started Crafthouse with his partner, Matt Lindner, in 2013. "We were running a cocktail lounge called The Drawing Room," says Lindner, "and we just kind of saw the need and understood that people were having a hard time replicating a well-balanced craft cocktail at their house... "The first three years for us were quite a struggle to educate people that you could actually have a well-crafted cocktail in a bottle," Lindner says. "It didn't have to be super-sugary or full of artificial flavors..."



### Chicago Tribune

"While Charles Joly, the former Aviary beverage director and World Bartender of the Year 2014, remains a proud Chicago-based native, these days, the only place you can regularly drink Joly's cocktails is in your own home. His bottled Crafthouse Cocktails are available in stores. Available in four flavors, Joly added a bourbon sour called Gold Rush this year..."



Also featured in...



**Newsweek**

**EVERYDAY** with RACHAEL RAY

**TIME**

**Forbes**

**PLAYBOY**

**TOWN&COUNTRY**

**THE WALL STREET JOURNAL.**

**GQ**



# THE CATEGORY TODAY



*Canned and bottled cocktails are transforming the category's reputation— and emphasizing craft as much as convenience.*

**-Seven Fifty Daily**



*Ready-To-Drink Beverages Take Off As Consumers Seek Convenience, Quality*

**-Cheers Magazine**



*Rising spirits: Revenue will increase as the industry continues to develop newer and healthier RTD beverages*

**-IBIS World**



*I think the Paloma is going to be the next Moscow Mule,* **said Q Drinks founder Jordan Silbert.** *I see it coming on in a big way.*







LET'S DO THIS
CRAFTHOUSE
COCKTAILS